Exhibit 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2006	2005	2004
Net earnings	$96,461	$2,551,072	$557,676

Average shares outstanding	9,195,415	9,121,369	9,067,816
Stock options	428,976	631,271	287,352
Warrants assumed converted	750,000	750,000	—
Assumed treasury stock buyback	(652,045)	(1,077,590)	(121,848)
Convertible redeemable preferred stock assumed converted	—	—	—

Number of shares used in per common share computation	9,722,346	9,425,050	9,233,320

Basic net earnings per share of common Stock	$.01	$.28	$.06

Diluted net earnings per share of common stock	$.01	$.27	$.06